UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended: December 31, 2007

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transitional Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ALL AMERICAN PET COMPANY, INC.
Full Name of Registrant

____________________________________________
Former Name if Applicable

10850 Wilshire Blvd. Suite 380
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90024
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

The Company is unable to file its report on Form 10-K without undue burden or expense to the Company primarily because of its small size and limited resources.

[Missing Graphic Reference]

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

Lance Jon Kimmel	310	557 - 3059
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its net loss for the fiscal year ended December 31, 2007 will be approximately $2,237,000, compared to a net loss of $2,558,466 for the fiscal year ended December 31, 2006. This decrease in loss is primarily attributable to significant decreases in payroll and payroll related expenses and sales and marketing expenses offset by reduction in revenues and write off of all inventory due to spoilage. Specifically, the Registrant anticipates that net sales for the twelve-month period ended December 31, 2007 will have decreased to approximately $68,000, compared to $182,986.  General and administrative expenses for the twelve-month period ended December 31, 2007 will have decreased to approximately $1,534,771, compared to $1,851,766 for the twelve-month period ended December 31, 2006, primarily as a result of   reduction in payroll and payroll related expenses as well as warehouse related expenses due to warehouse closure. The Registrant further anticipates that sales and marketing expenses will have decreased to $267,000, compared to $406,794 for the twelve-month period ended December 31, 2006 as a result of a lower level of sales activity during 2007.

ALL AMERICAN PET COMPANY, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By:	/s/ Barry Schwartz

	Name:	Barry Schwartz
	Title:	President